Exhibit 99.1

Undertone Adds The Trade Desk’s Unified ID Solution to its Advanced
Synchronized Digital Branding Platform

Integration of The Trade Desk Unified ID Solution into Undertone’s Data Platform Will Propel Undertone’s
Industry-Leading Offerings

TEL AVIV & NEW YORK - June 15, 2020 -- Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, the developer of Synchronized Digital Branding - which enables the world’s best brands to connect more systemically and relevantly to consumers - and The Trade Desk, a leading technology company that empowers buyers of advertising through a self-service platform, today announced that Undertone has adopted the Unified ID Solution.

By integrating The Trade Desk Unified ID into its data platform, Undertone will be able to increase the breadth of its coverage, deliver more relevant advertising through its Synchronized Digital Branding platform, and assure fast load times which benefit consumers and translates to better results for advertisers.

By adopting this technology and the unified ID behind it, the brands and agencies in Undertone’s ecosystem will be able to more efficiently reach their most valuable users, with dramatically reduced latency.  The close to 100% accuracy of The Trade Desk’s technology will reach across multiple devices and content providers.  In addition, adopting the TTD Unified ID will enable Undertone’s proven and award-winning high impact ad units to operate at even high levels of awareness, impact and persuasiveness.

“Undertone has always been committed to the independent and open Internet” said Undertone President Dan Aks “We share those values with The Trade Desk. We are thrilled to integrate their Unified ID solution, which provides our brand and agency clients with the ability to reach their most important consumers with a new level of targeting precision that eliminates waste and user frustration.”

About Undertone

Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Creative Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Forward Looking Statements:

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Rami Rozen, VP of Investor Relations
+972 52 5694441
ramir@perion.com

Source: Perion Network Ltd.